                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: December 05, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                             MORTGAGE SECURITIZATION

MEDELLIN, COLOMBIA, DECEMBER 5, 2006

BANCOLOMBIA S.A. ("Bancolombia") announces that as of today it has sold mortgage loans to Titularizadora Colombiana S.A. ("Titularizadora") amounting to approximately Ps 325,000 million. These mortgage loans will be secured by Titularizadora through the issuance of mortgage-backed securities called TIPS E-2. The purpose of this transaction is to continue with the securitization of part of Bancolombia's mortgage loans portfolio.

The balance of BANCOLOMBIA's mortgage loans portfolio as of October 31st, 2006 was Ps 1,493,370 million.

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866